CLIFTON STAR RESOURCES DISCOVERS NEW VEIN STRUCTURE IN METASEDIMENTS SOUTH OF SYENITE PORPHYRY COMPLEX

Clifton Star Resources Inc. confirms that recent drilling on the Beattie property at Duparquet, Que., has intersected two new gold-mineralized zones that are located south of and parallel to the South zone, which have been drilled at 50-metre centres for a distance of 2,400 metres. Vein E and vein F are located approximately 80 and 170 metres south of the South zone. While vein E coincides with the south contact of the main syenite complex, vein F is located beyond the syenite complex and into the metasediments, a departure from conventional wisdom for the area that gold values were only associated with silicified syenite porphyry. Drill hole B09-40 has intersected this vein containing very intense alteration and mineralization between 408.0 metres and 550.0 metres. Both veins have been traced for 1,400 metres, and core samples are currently out for assaying.

The company is pleased to announce that it has acquired 30 key mining claims from Radisson Mining for the sum of $250,000 for the Lepine and Destor properties in Destor township. These properties are tie-on ground to the northwest and east of the Duquesne, and provide added protection as well as extend the strike length along the Porcupine Destor fault. The claims are subject to a 2-per-cent net smelter return.

	BEATTIE PROPERTY DRILL RESULTS

Drill hole	Zone	Location	From (m)	To (m)	Length (m)	Gold (g/t)

B09-14	North	920 m E	94.0	100.0	6.0	7.23
B09-16	South	980 m E	332.0	339.0	7.0	2.62
B09-17	South	1,255 m E	308.0	330.7	22.0	Assays pending
B09-21	South	1,060 m E	45.0	53.0	8.0	4.44
B09-22	South	1,070 m E	55.4	61.0	5.6	3.00
			65.0	76.0	11.	1.44
B09-23	South	1,130 m E	40.5	44.0	3.6	2.55
			70.6	74.1	3.5	2.01
B09-24	North	1,320 m E	385.6	427.0	11.4	1.15
B09-25	South	1,140 m E	407.0	409.4	2.4	20.48
B09-27	North	1,240 m E	451.5	456.4	4.9	7.24
B09-30	North	820 m E	118.7	122.7	3.9	3.29
B09-31	North	875 m E	320.0	347.0	17.0	1.74
			Within		4.0	6.77
B09-32	North	925 m E	20.0	37.0	17.0	7.00
			278.0	284.0	6.0	3.31
B09-36	South	1,260 m E	188.3	192.0	3.7	4.70
			293.0	294.0	1.0	12.90

	DONCHESTER DRILL RESULTS

Drill hole	Zone	Location	From (m)	To (m)	Length (m)	Gold (g/t)

D09-2	North	2,130 E	163.8	182.0	16.5	0.76
D09-3	North	2,240 E	287.6	292.3	4.7	4.19
D09-4	North	2,250 E	105.0	110.0	5.0	2.25
			116.0	119.0	3.0	3.59
D09-5	South	2,190 E	209.0	214.0	6.0	3.81
			232.0	233.0	1.0	17.34
			250.0	254.0	4.0	2.66
D09-6	North	1,720 E	347.0	350.5	3.5	1.49
			388.0	403.0	15.0	Assays pending
D09-7	North	2,250 E	544.0	551.3	7.3	2.44
D09-13	South	2,400 E	287.0	300.3	13.5	Assays pending VG

	DUQUESNE

Drill hole	From (m)	To (m)	Length (m)	Gold (g/t)

DQ09-09	304.5	312.7	8.2	9.04
DQ09-10	17.0	23.0	6.0	3.86
DQ09-13	57.0	165.0	108.0	Assays pending

True widths are approximately 80 per cent.

The company's immediate plans are to drill the west end of the syenite porphyry complex for possible extensions and to evaluate the complex for open-pit potential. A re-examination of the existing core that has not been analyzed is currently under way to determine unreported values.

Core samples are sent to Technilab, of Saint-Germaine, Que., for assaying using gravimetric finish. Check samples are sent to Chemex Labs, in Val d'Or, Que.

The above data have been assembled by Fred Archibald, PGeo, OGQ, vice-president of exploration, in accordance with the Canadian regulatory requirements set out in National Instrument 43-101. He is deemed to be a qualified person.

We seek Safe Harbor.